UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Harmony Turbines, Inc.

Legal Status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction:*

> Pennsylvania

> *Date of Incorporation:*

> August 11, 2020

Website:

https://HarmonyTurbines.com

Address:

120 N. 25th Street, Suite 200, Lebanon, PA. 17042

Phone Number:

717-550-1298



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Harmony Turbines, Inc. a Pennsylvania corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://HarmonyTurbines.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Harmony Turbines, Inc. is a Pennsylvania C corporation.

The Company is located at: 120 N. 25th St, Suite 200 Lebanon, PA. 17042

The company website is: https://HarmonyTurbines.com

The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS

Harmony Turbines, Inc. is focusing on the development of wind turbines sized 1kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade furling mechanism and generator designs. Both unique designs are being developed and tested by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of Pennsylvania on August 11, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Christopher Moore who is a Cofounder, head inventor and Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Christopher Moore although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Christopher Moore or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes,

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for nonincome based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the SarbanesOxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on

marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of products, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality 11 standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences for products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain

necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. We are vulnerable to fluctuations in the price and supply of parts, materials, and freight. The prices of the parts, materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We may be required to recall certain of our products should they be tampered with or damaged or manufactured defects.

We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

As we are currently generating a new market for our products, this makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is focusing on the development of wind turbines sized 1kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade furling mechanism and generator designs. Both unique designs are being developed and tested by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

Business Plan

Harmony Turbines, Inc. is focusing its efforts in 2023-2024 on finalizing development of a 400w turbine that incorporates the company's patented furling mechanism and generator design. Partnerships have been established with three prestigious universities (Penn State Berks, Bucknell University and Northumbria University) who are studying various aspects of the turbines the Company is developing. Development of the generator has begun and when it's complete, we will begin gathering test data reflecting the performance of the turbine and generator. Development and testing will continue on both technologies until management believes the product is viable for BETA testing and pre-orders. The Company anticipates being able to accept pre-orders for BETA units by early 2024, and believes it will be in low-volume production by late 2024. Harmony Turbines, Inc. plans to partner with larger more established organizations after 2024 to facilitate mass production and further research on variations to incorporate into the turbine and generator to meet the broader consumer demand. The Company plans to initially target the residential clean energy market.

History of the Business

Founded on August 11, 2020, Harmony Turbines Inc shortly afterwards opened a Reg CF campaign in 2020-2021 and raised $189,157. The monies raised from the first campaign were used to secure and outfit a location suitable for development of the turbine and generator, and to begin the development of the first prototype units. In late 2021 to early 2022, a second Reg CF campaign was opened and successfully raised $218,700 USD. The monies from the second campaign were used to continue the development of turbine units, as well as to compensate Christopher Moore, Chief Executive Officer as an employee, and also hire a Chief Operations Officer beginning June 2022. In the fall of 2022 through the spring of 2023, a third Reg CF campaign was initiated that successfully raised $1.9M USD. The monies from the third campaign are being used for hiring personnel, moving to a larger facility conducive to future low-volume production, and finalizing development and testing of both the 400w turbine and the accompanying generator design. Management expects these monies to last until the Company is in the production cycle and generating revenue.

The Company's Products and/or Services

With the focus on convenience, ease of use, features, and cost, the Company's goal is to become the next global standard in residential and small-scale wind power generation. Current residential wind turbines tend to be incredibly expensive, ugly, noisy, and prone to destruction in severe weather. Not only does the Company believe their wind turbines will be a more affordable, quieter, and sleeker solution, but their new furling technology will protect their units in high winds that shut down or destroy competing technologies. Their variable air-gap generator design is expected to allow their turbines to work in wind speeds as low as 1-2 miles per hour, producing full power at much lower RPM's without need of gearing.

Competition

It is management's belief that the market for residential wind turbines is currently very small with a large potential. When a consumer searches for a wind turbine for their home or property, there are very few options available, ranging from an inexpensive turbine from a foreign country that is damaged in high winds, to very expensive and inefficient options that require HOA or township approvals. Harmony Turbines believes that the price and features their turbines introduce to the marketplace will be attractive to the average home-owner and also challenge HOAs and townships to reconsider current regulations on the installation and use of wind turbines in their jurisdictions. As home battery storage systems continue to improve at astounding rates, Harmony Turbines believes consumers are already or will soon be looking for ways to fill their home batteries with clean energy sources, including the harvesting of wind energy.

Intellectual Property

Harmony Turbines, Inc has two fully granted patents US 10,724,502 and US 11,149,715

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

Name: Christopher Moore

Position: Chief Executive Officer

      Dates of Service: August, 2020 - Present

Position: President

      Dates of Service: August, 2020 - Present

Relevant Background: Christopher Moore has 20+ years researching and studying clean energy and is the owner of Creating Moore, LLC, since 2014, which is a company conducting research and development of various new products.

Name: Cheryl Moore

Position: Chief Operations Officer

    Dates of Service: June, 2022 - Present

Position: Board Treasurer

    Dates of Service: August, 2020 - Present

Relevant Background: Cheryl Moore has previously owned and managed two LLC's. Her business experience includes managing personnel, accounting, taxes, HR and various other aspects of running a business.

Name: Marsha Moore

Position: Board Secretary

Dates of Service: August, 2020 - Present

Relevant Background: Marsha Moore has several years of administrative experience in her professional career.

Officers

Name: Christopher Moore

Position: President

Name: Cheryl Moore

Position: Board Treasurer

Name: Marsha Moore

Position: Board Secretary

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 full-time W-2 employees in Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

- 2020
    - 10,000,000 Common Stock issued with voting rights to Founder Christopher Moore
    - $96,766 raised from Reg CF campaign
        - SAFE notes issued
- 2021
    - $92,391 raised from Reg CF campaigns
        - SAFE notes issued
- 2022
    - $218,700 received from Reg CF campaign
        - SAFE notes issued
    - $668,256 received from Reg CF campaign
        - 668,237 PRICED preferred non-voting shares issued
    - All SAFE notes from 2020 – 2022 triggered and were converted
        - 1,310,599 preferred non-voting shares were issued to satisfy the terms of the SAFE notes.

Ownership: Christopher Moore, Founder, is majority owner, owning 74% of Harmony Turbines, Inc.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

OPERATIONS

Founded on August 11, 2020, Harmony Turbines Inc shortly afterwards opened a Reg CF campaign in 2020-2021 and raised $189,157. The monies raised from the first campaign were used to secure and outfit a location suitable for development of the turbine and generator, and to begin the development of the first prototype units. In late 2021 to early 2022, a second Reg CF campaign was opened and successfully raised $218,700 USD. The monies from the second campaign were used to continue the development of turbine units, as well as to compensate Christopher Moore, Chief Executive Officer as an employee, and also hire a Chief Operations Officer beginning June 2022. In the fall of 2022 through the spring of 2023, a third Reg CF campaign was initiated that successfully raised $1.9M USD. The monies from the third campaign are being used for hiring personnel, moving to a larger facility conducive to future low-volume production, and finalizing development and testing of both the 400w turbine and accompanying generator design. Management expects these monies to last until the Company is in the production cycle and generating revenue.

Liquidity and Capital Resources

Cash on hand over the years was as follows.

2022 - $474,598

2021 - $2,655

2020 - $46,373

The increase seen in 2022 is due to disbursements received from Reg CF campaigns in 2022.

Trends and Uncertainties

Management anticipates the continuation of development and testing of their turbine and generator technologies throughout 2023 and projects pre-orders for BETA units to begin in early 2024.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Christopher Moore – CEO – $104,000/year salary

Cheryl Moore – COO - $72,800/year salary

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023

Harmony Turbines Inc

By: Christopher T. Moore



Christopher Moore, President / CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report has been signed by the following persons in the capacities and on the dates indicated.



Christopher T. Moore

President

4/27/2023

Cheryl R Moore

Cheryl R Moore (Apr 27, 2023 21:17 EDT)

Board Treasurer / COO

4/27/2023

Marsha J. Moore

Marsha J. Moore (Apr 27, 2023 21:07 EDT)

Board Secretary

4/27/2023

HARMONY TURBINES INC

FINANCIAL STATEMENTS

(UNAUDITED)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

Harmony Turbines Inc
Index to Financial Statements
(unaudited)

Balance Sheet

Harmony Turbines Inc
For the years ended December 31, 2022 and 2021
Cash Basis

Account	Dec 31, 2022	Dec 31, 2021
Assets		
Current Assets		
Cash and Cash Equivalents		
Northwest Business Checking	474,356.25	2,612.91
Petty Cash	242.11	41.87
Total Cash and Cash Equivalents	**474,598.36**	**2,654.78**
Inventory	4,117.98	4,117.98
Raw Materials	12,361.04	7,620.03
Total Current Assets	**491,077.38**	**14,392.79**
Fixed Assets		
Computer Equipment	1,271.99	0.00
Machinery and Equipment	17,600.00	0.00
Office Equipment	412.25	412.25
Total Fixed Assets	**19,284.24**	**412.25**
Long Term Assets		
Deposits Paid	885.42	885.42
Total Long Term Assets	**885.42**	**885.42**
Total Assets	**511,247.04**	**15,690.46**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Earned Income Tax Payable	348.76	(44.32)
Federal Unemployment Tax Payable	136.25	42.00
Local Services Tax Payable	103.00	39.00
Medicare Payable	(0.01)	0.00
State Income Tax Payable	1,305.01	0.00
State Unemployment Tax Payable	88.53	0.00
Total Current Liabilities	**1,981.54**	**36.68**
Total Liabilities	**1,981.54**	**36.68**
Equity		
Christopher Moore Contributions and Distributions	1,368.78	1,368.78
Current Year Earnings	(356,352.44)	(127,931.09)
Private Investments	3,500.00	3,500.00
Retained Earnings	(174,872.00)	(46,940.91)
StartEngine Investments	631,264.16	0.00
WeFunder Investments	404,357.00	185,657.00
Total Equity	**509,265.50**	**15,653.78**
Total Liabilities and Equity	**511,247.04**	**15,690.46**

Income Statement (Profit and Loss)

Harmony Turbines Inc

For the years ended December 31, 2022 and 2021

Cash Basis

Account	2022	2021
Gross Profit	**0.00**	**0.00**
Operating Expenses		
Accounting Fees	344.60	1,125.00
Advertising	115,682.38	9,081.89
Audit Fees	1,919.00	0.00
Bank Service Charges	79.98	96.75
Contract Labor	4,335.69	5,628.50
Income Tax Expense	151.50	0.00
Lease Expense	135.48	0.00
Legal Fees	8,120.00	2,917.00
Liability Insurance	3,152.50	3,195.00
Meals	226.95	0.00
Other Tax Expense	25.17	6.30
Payroll Tax Expense	8,313.55	3,613.87
Postage and Delivery	531.80	2,360.99
Professional Fees	1,573.50	0.00
Property Insurance	3,016.36	2,363.00
Rent	12,852.08	12,527.12
Repairs and Maintenance	310.95	4,232.63
Service Expenses	810.00	0.00
Software	308.41	38.50
StartEngine Fees	52,168.82	0.00
Supplies	33,667.08	33,827.15
Telephone and Internet	1,471.51	1,663.93
Training and Conferences	198.00	0.00
Travel	2,728.86	0.00
Uniforms	98.01	0.00
Wages and Salaries	96,908.44	39,920.00
WeFunder Processing Fees	13,122.00	5,333.46
Workers Compensation	1,099.82	0.00
Total Operating Expenses	**363,352.44**	**127,931.09**
Operating Income	**(363,352.44)**	**(127,931.09)**
Other Income / (Expense)		
Other Revenue	7,000.00	0.00
Total Other Income / (Expense)	**7,000.00**	**0.00**
Net Income	**(356,352.44)**	**(127,931.09)**

Statement of Owners' Equity

Harmony Turbines Inc

For the years ended December 31, 2022 and 2021

Cash Basis

Account	2022	2021
Equity		
Opening Balance	15,653.78	51,193.87
Current Year Earnings	(356,352.44)	(127,931.09)
Private Investments	0.00	3,500.00
StartEngine Investments	631,264.16	0.00
WeFunder Investments	218,700.00	88,891.00
Total Equity	**509,265.50**	**15,653.78**

Statement of Cash Flows

Harmony Turbines Inc

For the years ended December 31, 2022 and 2021

Account	2022	2021
Operating Activities		
Payments to suppliers and employees	(363,352.44)	(127,931.09)
Cash receipts from other operating activities	7,000.00	0.00
Net Cash Flows from Operating Activities	**(356,352.44)**	**(127,931.09)**
Investing Activities		
Payment for property, plant and equipment	(18,871.99)	(412.25)
Other cash items from investing activities	(4,741.01)	(7,802.48)
Net Cash Flows from Investing Activities	**(23,613.00)**	**(8,214.73)**
Financing Activities		
Other cash items from financing activities	851,909.02	92,427.68
Net Cash Flows from Financing Activities	**851,909.02**	**92,427.68**
Net Cash Flows	**471,943.58**	**(43,718.14)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	2,654.78	46,372.92
Net cash flows	471,943.58	(43,718.14)
Cash and cash equivalents at end of period	474,598.36	2,654.78
Net change in cash for period	**471,943.58**	**(43,718.14)**

NOTE 1 – GENERAL

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is working on creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Harmony Turbines, Inc. is focusing production on units sized 1kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade furling mechanism and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets
Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

Revenue Recognition
All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

SAFE Notes
The Company issued Simple Agreement for Future Equity ("SAFE") notes to investors during the years ended December 31, 2022, 2021 and 2020. The SAFE notes provide the investors the right to certain shares of the Company's capital stock upon an equity financing. The Company determined that the SAFE notes are not a legal form debt (i.e., no creditors' rights). The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price, the occurrence of which is outside the control of the Company. This provision requires the SAFE notes to be classified as marked-to-market liabilities pursuant to ASC 480. The SAFE notes are recorded as a long-term liability at their estimated fair value. See Note 7 for more information.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time the Harmony Turbines, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. As of December 31, 2022 and 2021 there are no claims or legal proceedings pending or asserted against the Company. In the opinion of management, there are no issues pending or asserted, that will have a material adverse effect on the Company's financial position.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 19,000,000 shares of our common stock with no par value. As of December 31, 2022 and 2021, both years the Company had 10,000,000 shares of common stock outstanding to the Founder.

Preferred Stock
We have authorized the issuance of 10,000,000 shares of our preferred stock with no par value. For the year ending December 31, 2022 the company had 668,237 outstanding shares of preferred stock, raising $668,256. As of December 31, 2022, 2021 and 2020 the company raised $218,700, $92,391 and $96,766 respectively in SAFE notes that were converted to preferred stock in 2022. As of December 31, 2022 and 2021, the company had 1,978,836 and 0 outstanding respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Founder and Co-founder drew combined salaries of $95,200 in 2022 and Founder drew a salary of $39,920 in 2021.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and incurred a loss for the period from Inception through December 31, 2022. The Company's ability to continue is dependent upon management's ability to raise additional funds, capital contributions from the founder and the ability to achieve profitable operations. In the opinion of management, the sale and issuance of the preferred stock and conversion of safe notes has given the company sufficient capital resources to carry the company through to the production cycle and revenue stage, currently estimated to be the first quarter of 2024. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SAFE NOTES

The Company has issued Simple Agreement for Future Equity ("SAFE") notes to investors. For December 31, 2022, 2021 and 2020, the Company issued SAFE notes to investors in exchange for aggregate proceeds of $218,700, $92,391 and $96,766 respectively. The SAFE notes allow the investors to participate in future equity financing through a share-settled redemption of the amount invested at a discounted price to the price paid by other investors. That is, upon a future equity financing involving preferred shares, SAFE notes settle into a number of preferred shares equal to the invested amount of the SAFE note divided by a discounted price to the price investors pay to purchase preferred shares in the financing (with such discounted price calculated as a percentage of the price investors pay to purchase preferred shares in the financing or by reference to a valuation cap). Alternatively, upon the occurrence of a change of control or an initial public offering (other than a qualified financing), the investors shall have the option to receive either (i) cash payment equal to the invested amount under such SAFE note, or (ii) a number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE notes.

The Company determined that the SAFE notes are not a legal form of debt (i.e., no creditors' rights). The SAFE notes include a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The provision requires the SAFE notes to be classified as marked-to-market liabilities pursuant to ASC 480. As of December 31, 2022, 2021 and 2020 the estimated fair value of the SAFE notes was $218,700, $92,391 and $96,766 respectively.

All SAFE notes issued in year ending December 31, 2022, 2021 and 2020 converted into shares of the Company's preferred stock during the year ended December 31, 2022. No SAFE notes remain outstanding as of December 31, 2022.

Conversion or Cash-out Events
In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital, the SAFE notes will convert into a series of preferred stock of the Company. In the event of a sale of the Company or upon closing of the Business Combination, the SAFE notes will convert into common shares. The number of shares of preferred stock will be determined by the issuance price of the SAFE notes and the applicable discount on the conversion shares, or valuation cap. There was a 10% discount associated with the SAFE issued during the years ended December 31, 2021 and 2020 that was not triggered due to the valuation cap being greater.

In the event of a liquidity event (i.e., a change of control or initial public offering, including a Special Purpose Acquisition Company "SPAC" initial public offering), SAFE note holders will be treated as follows: (i) if in connection with the consummation of a SPAC involving SRAC, the price per share equal to the base value divided by the liquidity capitalization, and multiplied by the discount rate, or (ii) in all other cases, the SAFE note holders will receive the lesser of (x) the price per share equal to the fair market value of the Common Stock at the time of the liquidity event, as determined by reference to the purchase price payable in connection with such liquidity event, multiplied by the discount rate or (y) the post-money valuation cap divided by the liquidity capitalization.

Preference Upon Dissolution
Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE note holders will be treated like a holder of standard non-participating Preferred Stock.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 27, 2023, the issuance date of these financial statements. As of April 27, 2023, the Company had 3,315,041 outstanding shares of preferred stock, having raised $2,398,798 from Reg CF crowdfunding. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, **Christopher T Moore**, the **Chief Executive Officer** of **Harmony Turbines Inc**, hereby certify that the financial statements of **Harmony Turbines Inc** and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $7,000; taxable income of -$533,806 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 27, 2023.



_____ (Signature)

Chief Executive Officer_____ (Title)

4/27/2023_____ (Date)